UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67910

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___11/01/2024___ AND ENDING ___10/31/2025___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BrightChoice Financial, LLC (d/b/a TSG Capital Advisors)__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3275 Veterans Memorial Highway, Suite B-9__
(No. and Street)

__Ronkonkoma__	__NY__	__11779__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536-6984	adiamos@tsgcapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ohab and Company, PA__
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Don L. Torrillo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BrightChoice Financial, LLC (d/b/a TSG Capital Advisors)_____, as of __October 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Don L. Torrillo_____

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED OCTOBER 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BrightChoice Financial, LLC (dba TSG Capital Advisors)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BrightChoice Financial, LLC (dba TSG Capital Advisors) as of October 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BrightChoice Financial, LLC (dba TSG Capital Advisors) as of October 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BrightChoice Financial, LLC (dba TSG Capital Advisors)'s management. Our responsibility is to express an opinion on BrightChoice Financial, LLC (dba TSG Capital Advisors)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BrightChoice Financial, LLC (dba TSG Capital Advisors) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as BrightChoice Financial, LLC (dba TSG Capital Advisors)'s auditor since 2025.

Maitland, Florida

February 23, 2026

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2025

ASSETS

Cash	$	339,567
Advances to Representatives		29,305
Accounts Receivable		133,520
CRD Flex-Funding Account		10,242
Due from Affilliate		7,456
Total Assets		**520,090**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable		123,563
Due to Affiliate		2,000
Total Liabilities		125,563
MEMBER'S EQUITY		394,527
Total liabilities and member's equity	$	520,090

*The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

BrightChoice Financial, LLC (d/b/a TSG Capital Advisors) (the "Company") is a Tennessee Limited Liability Company established on January 10, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company primarily provides services related to private placements of securities. The Company is owned by JLLA Holdings, LLC ("Member"). As a limited liability company, the Member's liability is limited to its investment.

Cash

The Company maintains its bank account with Flagstar Bank, N.A., a high credit quality financial institution. Bank balances at times may exceed federally insured limits under Federal Deposit Insurance Corporation ("FDIC") coverage. At October 31, 2025, cash balances exceeded federally insured limits by $89,567.

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers pursuant to FASB Accounting Standards Codification 606 Revenue from Contracts with Customers (ASC 606). The core principle of ASC 606 states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

The Company receives private placement fees from selling interests in investment partnerships to investors, as specified in subscription agreements, which are recognized in revenue at the point in time when the investor's subscription is approved by the partnership as that is when all performance obligations are satisfied.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with original issuance of a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At October 31, 2025, the Company had uninsured cash balance of $89,567.

Accounts Receivable and Allowance for Doubtful Accounts

The Company maintains accounts receivable from private placement transactions, primarily representing amounts due from issuers or placement sponsors. The Company assesses the collectibility of accounts receivable and records an allowance for doubtful accounts when deemed appropriate. As of October 31, 2025, no allowance for doubtful accounts was deemed necessary.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) in the United States requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from these estimates.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. Consequently, the Company does not file a separate income tax return. Instead, the effects of the Company's operations are passed through to the member for taxation purposes.

The Company adheres to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company must evaluate each of its tax positions to determine whether it is more likely than not to be sustained upon examination by the taxing authority. A tax position includes the entity's status, such as being a pass-through entity, and the decision not to file a return.

The Company has assessed each of its tax positions and determined that it has no uncertain tax positions requiring a provision or liability for income taxes.

NOTE 2 - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which mandates the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. As of October 31, 2025, the Company had net capital of $276,040 which was $267,669 in excess of its required net capital of $8,371. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.46 to 1.00.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliate entity. Under the terms of this agreement, the Company pays the affiliate for allocated expenses such as occupancy, technology and communications, and other administrative costs provided to the Company. Allocated expenses to the Company under this agreement amounted to approximately $110,646, for the year ended October 31, 2025. Approximately $41,250 of such allocated expenses were forgiven by the affiliate and are included within forgiveness of indebtedness - related party on the accompanying statement of operations. The due to related party on the accompanying statement of financial condition arose from this agreement.

Financial position and results of operations may differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking activities related primarily to private placements of securities.. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute income. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 5 - *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through the date these financial statements were available issued and determined that no material subsequent events require disclosure or adjustment.

NOTE 6 - *CONTINGENCIES*

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at October 31, 2025 or other commitment or contingencies.

NOTE 7 - *NET INCOME*

For the year ended October 31, 2025, the Company achieved positive net income of $178,513, demonstrating improved operational performance and reduced reliance on member capital contributions. The Company generated strong gross revenue of $1,334,505 from placement fees and other income, with net income after all operating expenses.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.